Exhibit 99.1



Cleco Corporation

2030 Donahue Ferry Road

PO Box 5000

Pineville, LA 71361-5000

Tel 318-484-7400

www.cleco.com

News Release

Investor Contacts:	Analyst Inquiries:	Media Contact:
Cleco Corporation:	Dresner Companies:	Cleco Corporation:
Ryan Gunter	Kristine Walczak	Fran Phoenix
(318) 484-7724	(312) 780-7205	(318) 484-7467
Rodney J. Hamilton		
(318) 484-7593		

For Immediate Release

Cleco Corp. Posts 2007 Third-Quarter Net Income of $68.0 Million
Records $24.1 Million Gain from Acadia Partnership Settlement

PINEVILLE, La., Oct. 31, 2007 – Cleco Corp. (NYSE: CNL) today reported 2007 third-quarter net income applicable to common stock of $68.0 million, up $40.4 million from the $27.6 million recorded in the third quarter of 2006. Included in third-quarter 2007 net income was $24.1 million representing the net gain recognized from the settlement of the Acadia partnership with Calpine.

On an earnings per share (EPS) basis, Cleco recorded earnings of $1.13 per diluted share, up $0.63 per share from the $0.50 per share recorded in the third quarter of 2006. The Acadia settlement contributed a net $0.41 per diluted share.

Upon the August 2007 closing of Cajun Gas Energy L.L.C.'s (Cajun's) purchase of Calpine's 50 percent ownership in the Acadia project, Cleco Midstream received $85 million in cash, which equated to $52.3 million of net income, related to the value of the preferred and guaranteed distribution structure within the Acadia partnership. Subsequently, Cleco Midstream reduced the carrying value of its 50 percent ownership of the Acadia project to the amount paid by Cajun for the other 50 percent interest, resulting in a $28.2 after-tax impairment. The resulting net gain totaled $24.1 million, or $0.41 per diluted share.

Cleco Power contributed $0.18 more per share quarter over quarter mainly due to higher AFUDC (allowance for funds used during construction) equity income associated with the Rodemacher Unit 3 project (RPS-3).

Cleco's results for the nine months ended Sept. 30, 2007, were $2.34 per diluted share, up $1.16 per share from the same period of 2006 primarily due to the second-quarter 2007 receipt of the claim from the Calpine bankruptcy, the third-quarter 2007 settlement of the Acadia partnership, and increased AFUDC equity income from RPS-3 construction, partially offset by the absence of the 2006 drawdown of a $15 million Calpine letter of credit.

Excluding the gains from the Acadia partnership settlement ($0.41 per diluted share) and the Calpine bankruptcy claim ($0.81 per diluted share), Cleco's earnings for the third quarter and for the first nine months of 2007 were $0.72 and $1.12, respectively.

Consolidated Diluted Earnings Per Share Allocated to Subsidiaries

	Diluted EPS Three Months Ended Sept. 30,	
Subsidiary	**2007**	**2006**
Cleco Power LLC	$0.57	$ 0.39
Cleco Midstream Resources LLC (excludes the gain from the settlement of the Acadia partnership, net of impairment on investment)	0.10	0.07
Corporate and Other[1]	0.05	0.04
Earnings excluding Acadia net gain	**$0.72**	**$ 0.50**
Gain from settlement of the Acadia partnership, net of impairment on investment	0.41	--
Earnings applicable to common stock	**$1.13**	**$ 0.50**

---

[1]Includes dividends on preferred stock

Consolidated Diluted Earnings Per Share Allocated to Subsidiaries

	Diluted EPS Nine Months Ended Sept. 30,	
Subsidiary	**2007**	**2006**
Cleco Power LLC	$1.09	$1.00
Cleco Midstream Resources LLC (excludes the gains from the Calpine bankruptcy claim, net and settlement of the Acadia partnership, net of impairment on investment)	(0.13)	0.09
Corporate and Other[1]	0.16	0.09
Earnings excluding Acadia net gain	**$1.12**	**$1.18**
Gain from Calpine bankruptcy claim, net	0.81	---
Gain from settlement of the Acadia partnership, net of impairment on investment	0.41	---
Earnings applicable to common stock	**$2.34**	**$1.18**

---

[1]Includes dividends on preferred stock

Results for Third-Quarter 2007:

Major Reconciling Items for Third Quarter EPS 2007 vs. 2006:

$0.50	**2006 Third-Quarter Diluted EPS**
0.04	Higher Cleco Power nonfuel revenue
0.18	Lower Cleco Power nonfuel expenses
(0.04)	Effect of increased number of outstanding shares
0.03	Higher Cleco Midstream contribution (excluding gain from the settlement of the Acadia partnership, net of impairment of investment)
<u>0.01</u>	Higher corporate results
$0.72	
0.62	Gain from Acadia partnership preferred distribution value (equity income)
0.26	Gain from Acadia partnership guaranteed payment value (other income)
<u>(0.47)</u>	Impairment of investment in Acadia to auction price (equity income)
$0.41	
$1.13	**2007 Third-Quarter Diluted EPS**

Cleco Power LLC

Cleco Power's 2007 third-quarter earnings were $0.18 per share higher than in the third quarter of 2006.

<u>In the quarter-to-quarter comparison with 2006, nonfuel revenue increased $0.04 per share.</u>

- Higher kilowatt-hour sales resulted in a $0.02 per share increase in results. Kilowatt-hour sales for the third quarter 2007 were up 2 percent from the same period a year ago largely due to warmer weather. Cooling degree-days for the quarter were 9 percent above normal and 5 percent above third-quarter 2006 levels.

(Million kWh)	For the three months ended Sept. 30		
	2007	**2006**	**Change**
Electric Sales			
Residential	1,170	1,190	(2)%
Commercial*	733	651	13%
Industrial	786	784	--
Other retail*	35	101	(65)%
Total retail	2,724	2,726	--
Sales for resale	165	159	4%
Unbilled	(44)	(89)	51%
Total retail and wholesale customer sales	**2,845**	**2,796**	**2%**

* Effective August 2006, certain other retail customers were reclassified to commercial customers.

- Results of energy hedging, net, were up $0.02 per share. The increase was the result of lower 2007 third quarter mark-to-market losses on energy hedging positions tied to a fixed-price wholesale contract as compared to the same period of 2006.

Nonfuel expenses were down $0.18 per share in quarter-to-quarter comparisons with the same period of 2006.

- Capacity charges were $0.02 per share higher primarily due to the termination of the Calpine Energy Services power purchase agreement in March of 2006 as compared to a full year of capacity charges in 2007.

- Storm amortization costs of $0.05 per share related to interim storm cost recovery were recorded in the third quarter of 2007 in depreciation and amortization. These costs compare to $0.06 per share of storm amortization costs during the third quarter of 2006, with roughly half recorded as a maintenance expense and half as depreciation and amortization, for a net benefit of $0.01 per share in the quarter-to-quarter comparison. Additionally, in 2006 Cleco reclassified existing storm amortization costs of $0.07 per share from maintenance expense to depreciation and amortization with no net effect to earnings.

- Interest expense, net, increased $0.03 per share largely due to higher short-term debt balances, interest expense on tax-exempt solid-waste disposal bonds issued in November 2006, and higher accrual of interest on tax positions, partially offset by lower interest expense due to the retirement of medium-term notes at maturity.

- AFUDC, primarily associated with the Rodemacher project, contributed an additional $0.12 per share to results.

- Income taxes were down $0.06 per share quarter over quarter. Of that, about $0.04 per share was related to the flow-through of nontaxable AFUDC equity income, and the remaining $0.02 was due to a favorable true-up.

- Other expenses were down approximately $0.04 per share, due largely to lower salaries, benefits and professional fees.

Other:

- The issuance of 6.9 million shares of common stock in August 2006 resulted in a $0.04 per share dilution.

Cleco Midstream Resources LLC

Cleco Midstream's earnings were up $0.44 per share in the third quarter of 2007 compared to the third quarter of 2006.

Excluding the gain from the Acadia partnership settlement and impairment of investment, Cleco Midstream's earnings were up $0.03 per share in the third quarter of 2007 compared to the third quarter of 2006. The improvement was largely due to the absence of unfavorable tax true-ups at Evangeline which were recognized in 2006.

Upon the August 2007 closing of Cajun's purchase of Calpine's 50 percent ownership in the Acadia project, Cleco Midstream recorded $0.62 per share of equity income related to the value of the preferred distribution structure within the Acadia partnership and $0.26 per share of other income from the value of the partnership's guaranteed payment structure. Subsequently, Cleco Midstream reduced the carrying value of its 50 percent ownership of the Acadia project to the amount paid by Cajun for the other 50 percent interest, resulting in a $0.47 per share impairment. The resulting net gain totaled $0.41 per share.

Other

Corporate earnings increased $0.01 per share in the quarter-to-quarter comparison primarily due to a 2005 tax true-up recorded in the third quarter 2007.

Results for Nine Months ended Sept. 30, 2007:

Major Reconciling Items for Nine Months ended Sept. 30, EPS 2007 vs. 2006:

$1.18	**Nine Months ended Sept. 30, 2006 Diluted EPS**
0.14	Higher Cleco Power nonfuel revenue
0.07	Lower Cleco Power nonfuel expenses
(0.12)	Effect of increased number of outstanding shares
(0.22)	Lower Cleco Midstream contribution (excluding gains from the Calpine bankruptcy claim and Acadia partnership settlement, net of impairment of investment)
0.07	Higher corporate results
$1.12	
0.81	Net gain from Calpine bankruptcy claim (equity income)
0.62	Gain from Acadia partnership preferred distribution value (equity income)
0.26	Gain from Acadia partnership guaranteed payment value (other income)
(0.47)	Impairment of investment in Acadia to auction price (equity income)
$1.22	
$2.34	**Nine Months ended Sept. 30, 2007 Diluted EPS**

Cleco Power LLC

For the nine months ended Sept. 30, 2007, Cleco Power's earnings were $0.09 per share higher than in the same period of 2006.

Overall, nonfuel revenue increased $0.14 per share versus the first nine months of 2006.

- Kilowatt-hour sales increased $0.04 per share. Year-to-date 2007 kilowatt-hour sales were up 2 percent from the same period a year ago largely due to colder weather in the first quarter of 2007. Heating degree-days for the period surpassed 2006 levels by 37 percent, while cooling degree-days were 3 percent below 2006 levels.

(Million kWh)	For the nine months ended Sept. 30		
	2007	2006	Change
Electric Sales			
Residential	2,789	2,760	1%
Commercial[*]	1,869	1,529	22%
Industrial	2,255	2,201	2%
Other retail[*]	102	380	(73)%
Total retail	7,015	6,870	2%
Sales for resale	384	391	(2)%
Unbilled	67	53	26%
Total retail and wholesale customer sales	**7,466**	**7,314**	**2%**

* Effective August 2006, certain other retail customers were reclassified to commercial customers.

- The collection of the storm cost recovery surcharge contributed an additional $0.10 per share to results compared to the same period of 2006. Collection of the surcharge began in May 2006 after the LPSC approved an interim storm cost recovery plan.

- The absence of the 2006 reversal of previously accrued customer refunds resulted in a $0.06 per share decrease in results.

- Transmission services revenue declined $0.01 per share.

- Results of energy hedging, net, were up $0.07 per share. The increase was the result of 2007 mark-to-market gains on energy hedging positions tied to a fixed-price wholesale contract as compared to mark-to-market losses in the same period of 2006.

Nonfuel expenses were down $0.07 per share compared to the same period of 2006.

- Capacity charges were $0.02 per share higher primarily due to the termination of the Calpine power purchase agreement in March 2006 as compared to a full year of capacity charges in 2007.

- Production maintenance expenses were $0.06 per share higher due to a major planned maintenance outage at the Dolet Hills Power Station, while transmission and distribution expenses increased $0.03 per share. Partially offsetting these increases in expenses was a $0.01 per share benefit from the transfer of the unamortized regulatory asset balance for prior storm costs (Hurricane Lili and Tropical Storm Isidore) from maintenance expense to the reserve for storm restoration costs.

- Storm amortization costs from the May 2006 LPSC interim storm cost recovery plan were up $0.05 per share compared to first nine months of 2006. Additionally, the absence of the 2006 transfer of storm costs to a regulatory asset resulted in an $0.08 per share increase in expenses.

- Depreciation from routine property, plant, and equipment was up $0.01 per share.

- Interest expense, net increased $0.07 per share due to higher short-term debt balances, lower interest income from temporary investments, interest expense on tax-exempt solid waste disposal bonds issued in November 2006, partially offset by lower interest expense due to the retirement of medium-term notes.

- Interest expense was an additional $0.06 per share higher due to accruals of interest on tax positions. Prior to January 1, 2007, interest accrued for uncertain tax positions was recorded as tax expense. Beginning January 1, 2007, Cleco adopted FIN 48 and began recording interest accrued for uncertain tax positions as interest expense instead of tax expense.

- AFUDC, primarily associated with the Rodemacher project, contributed an additional $0.30 per share to results.

- Income taxes were down $0.14 per share year over year. Of that, about $0.13 per share was primarily related to the flow-through of nontaxable AFUDC equity income and $0.01, net was due to a favorable true-up.

Other:

- The issuance of 6.9 million shares of common stock in August 2006 resulted in a $0.12 per share dilution.

Cleco Midstream Resources LLC

Cleco Midstream's earnings were up $1.00 per share in the first nine months of 2007 compared to the same period of 2006.

Excluding the gains from the Calpine bankruptcy claim and the Acadia partnership settlement, net of impairment of investment, Cleco Midstream's earnings were down $0.22 per share in the first nine months of 2007 compared to the same period of 2006.

Contributing to the decline were $0.21 cents of lower earnings from Acadia due to the absence of the $0.15 per share benefit from the drawdown on a letter of credit in 2006 and $0.06 per share due to lower merchant revenue and higher maintenance expenses.

Evangeline's results were $0.01 per share lower due to a net increase in replacement power from a spring maintenance outage, partially offset by lower taxes.

During second quarter 2007, Cleco Midstream recorded net income of $48.1 million, or $0.81 per share, from the approval and sale of unsecured bankruptcy claims against Calpine. Upon the August 2007 closing of Cajun's purchase of Calpine's 50 percent ownership in the Acadia project, Cleco Midstream recorded $0.88 per share related to the value of the preferred and guaranteed distribution structures within the Acadia partnership. Subsequently, Cleco Midstream reduced the carrying value of its 50 percent ownership of the Acadia project to the amount paid by Cajun for the other 50 percent interest, resulting in a $0.47 per share impairment. The resulting net gain from the settlement of Acadia claims and partnership value totaled $1.22 per share during the first nine months of 2007.

Other

Corporate earnings increased $0.07 per share in the year-to-year comparison primarily due to lower taxes and higher interest income from a higher invested cash balance.

Strategic Update

<u>Cleco Power</u>

"With 18 months of construction behind us and all of the major equipment on site, progress continues to go well on our Rodemacher 3 project. We have spent a total of $552 million, including AFUDC, since beginning this project last year, and we are still on pace to have the unit up and running by late 2009," Cleco President and CEO Michael Madison said.

"We also continue on-track in our long-term RFP process. In early October we issued the final draft of our long-term RFP for up to approximately 600 megawatts of intermediate and peaking capacity beginning in 2010. We expect to receive bids in early December and plan to announce winning bids by third quarter of 2008," Madison continued.

"In September, the LPSC approved a financing order that allows us to securitize both the unrecovered costs of restoration from Hurricanes Katrina and Rita as well as a restricted storm reserve of $50 million to be available to fund future storm restorations. We plan to complete the financing as soon as market conditions allow. In addition, the governor has allocated $60 million of tax-exempt solid waste disposal financing capacity for the Rodemacher 3 project. We plan to issue those bonds during the fourth quarter," Madison said.

<u>Cleco Midstream</u>

"We are pleased to have resolved the Calpine bankruptcy issues related to the Acadia project. In addition to booking the net gain of $72.2 million, we received approximately $126 million in after-tax cash this year, which represents the value we created in the tolling agreements and credit support structures we put in place at Acadia," Madison said.

 "On the Evangeline project, we expect the transfer of the project's tolling agreement from Williams to Bear Stearns to be completed in the fourth quarter. With Bear Stearns' more favorable credit rating, we anticipate an improvement in Evangeline's credit strength after the transaction is complete," Madison said.

<u>Guidance</u>

"We are maintaining guidance at $1.20 to $1.30 per share for the year, excluding the net gains recorded from the Calpine bankruptcy claim and the Acadia partnership settlement," Madison concluded.

Earnings estimates assume normal weather, 2007 capital expenditures of about $430 million (including AFUDC) on the Rodemacher project, the continuation of our current rate plan at Cleco Power, continued performance by Evangeline's tolling counterparty, and certain assumptions about Acadia's plant operations and market conditions.

CLECO CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Thousands, except share and per share amounts)
(UNAUDITED)

	FOR THE THREE MONTHS ENDED SEPT. 30,	
	2007	2006
Operating revenue		
Electric operations	$ **300,862**	$ 284,490
Other operations	**9,238**	7,644
Affiliate revenue	**1,591**	1,969
Operating revenue	**311,691**	294,103
Operating expenses		
Fuel used for electric generation	**97,863**	80,627
Power purchased for utility customers	**108,649**	108,899
Other operations	**23,454**	24,139
Maintenance	**10,205**	8,850
Depreciation	**19,739**	23,750
Taxes other than income taxes	**10,620**	10,638
Total operating expenses	**270,530**	256,903
Operating income	**41,161**	37,200
Interest income	**2,873**	2,782
Allowance for other funds used during construction	**9,552**	2,190
Equity income from investees	**27,726**	15,197
Other income	**28,402**	702
Other expense	**(1,284)**	(463)
Interest charges		
Interest charges, including amortization of debt expenses, premium and discount, net of capitalized interest	**13,752**	11,094
Allowance for borrowed funds used during construction	**(3,444)**	(816)
Total interest charges	**10,308**	10,278
Income from continuing operations before income taxes	**98,122**	47,330
Federal and state income tax expense	**30,077**	19,350
Income from continuing operations	**68,045**	27,980
Discontinued operations		
Income from discontinued operations, net of tax	**-**	36
Net income	**68,045**	28,016
Preferred dividends requirements, net of tax	**12**	424
Net income applicable to common stock	$ **68,033**	$ 27,592
Average shares of common stock outstanding		
Basic	**59,669,692**	53,630,494
Diluted	**59,947,916**	55,938,995
Basic earnings per share		
From continuing operations	$ **1.14**	$ 0.50
Net income applicable to common stock	$ **1.14**	$ 0.50
Diluted earnings per share		
From continuing operations	$ **1.13**	$ 0.50
Net income applicable to common stock	$ **1.13**	$ 0.50
Cash dividends paid per share of common stock	$ **0.225**	$ 0.225

CLECO CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Thousands, except share and per share amounts)
(UNAUDITED)

	FOR THE NINE MONTHS ENDED SEPT. 30,	
	2007	2006
Operating revenue		
Electric operations	$ 765,791	$ 736,765
Other operations	26,478	22,167
Affiliate revenue	4,673	5,157
Gross operating revenue	796,942	764,089
Electric customer credits	-	4,382
Operating revenue, net	796,942	768,471
Operating expenses		
Fuel used for electric generation	204,671	186,980
Power purchased for utility customers	308,388	306,426
Other operations	74,493	67,988
Maintenance	35,386	29,003
Depreciation	59,827	55,108
Taxes other than income taxes	30,286	30,372
Total operating expenses	713,051	675,877
Operating income	83,891	92,594
Interest income	8,030	7,217
Allowance for other funds used during construction	21,715	4,231
Equity income from investees	97,608	30,802
Other income	28,644	929
Other expense	(2,536)	(1,177)
Interest charges		
Interest charges, including amortization of debt expenses, premium and discount, net of capitalized interest	41,786	33,673
Allowance for borrowed funds used during construction	(7,502)	(1,535)
Total interest charges	34,284	32,138
Income from continuing operations before income taxes	203,068	102,458
Federal and state income tax expense	63,187	38,923
Income from continuing operations	139,881	63,535
Discontinued operations		
Loss from discontinued operations, net of tax	-	(154)
Net income	139,881	63,381
Preferred dividends requirements, net of tax	446	1,310
Net income applicable to common stock	$ 139,435	$ 62,071
Average shares of common stock outstanding		
Basic	58,914,141	51,408,708
Diluted	59,717,636	53,621,679
Basic earnings per share		
From continuing operations	$ 2.35	$ 1.19
Net income applicable to common stock	$ 2.35	$ 1.19
Diluted earnings per share		
From continuing operations	$ 2.34	$ 1.18
Net income applicable to common stock	$ 2.34	$ 1.18
Cash dividends paid per share of common stock	$ 0.675	$ 0.675

CLECO CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS
(Thousands)
(UNAUDITED)

	At Sept. 30, 2007	At Dec. 31, 2006
Assets		
Current assets		
Cash and cash equivalents	$ 195,362	$ 192,471
Account receivable, net	103,950	79,048
Other current assets	196,301	265,789
Total current assets	495,613	537,308
Property, plant and equipment, net	1,645,834	1,304,887
Equity investment in investees	275,264	307,136
Prepayments, deferred charges and other	324,043	311,773
Total assets	$ 2,740,754	$ 2,461,104
Liabilities		
Current liabilities		
Long-term debt due within one year	$ 125,000	$ 50,000
Accounts payable	179,763	151,653
Other current liabilities	192,840	183,047
Total current liabilities	497,603	384,700
Deferred credits and other liabilities	579,290	560,842
Long-term debt, net	654,111	619,341
Total liabilities	1,731,004	1,564,883
Shareholders' equity		
Preferred stock	1,029	20,092
Common shareholders' equity	1,018,061	885,439
Accumulated other comprehensive loss	(9,340)	(9,310)
Total shareholders' equity	1,009,750	896,221
Total liabilities and shareholders' equity	$ 2,740,754	$ 2,461,104

Please note: In addition to historical financial information, this news release contains forward-looking statements about future results and circumstances, including, without limitation, regarding the Rodemacher Unit 3 project and earnings guidance. There are many risks and uncertainties with respect to such forward-looking statements, including the weather and other natural phenomena, state and federal legislative and regulatory initiatives, the timing and extent of changes in commodity prices and interest rates, the operating performance of Cleco Power's and Cleco Midstream's facilities, the financial condition of the company's tolling agreement counterparties, the performance of the tolling agreements by such counterparties, construction and operational startup of Rodemacher Unit 3, extension of Cleco Power's current rate plan, and the other risks and uncertainties more fully described in the company's latest Annual Report on Form 10-K and Quarterly Report on Form 10-Q. Actual results may differ materially from those indicated in such forward-looking statements.

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